

September 13, 2013

Via E-mail
Dennis J. Carlo, Ph.D.
President and Chief Executive Officer
Adamis Pharmaceuticals Corporation
11455 El Camino Real, Suite 310
San Diego, CA 92130

   Re: **Adamis Pharmaceuticals Corporation**
     Preliminary Proxy Statement on Schedule 14A
     Filed August 30, 2013
     File No. 000-26372

Dear Dr. Carlo:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Daniel Greenspan for

        Jeffrey P. Riedler
        Assistant Director